Rubicon Intersects 91.91 oz/ton Gold Over 1.6 feet In New F2 Step-Out Drilling

And Announces 2009 Exploration Plans

-minimum 120,000 foot drill program planned for Phoenix project in 2009 including underground-

Rubicon Minerals Corporation (RMX.TSX:RBY.AMEX) is pleased to announce results of step-out drilling from barge and land based drilling at the 100%-controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district of Ontario. Rubicon is also pleased to announce its 2009 exploration plans which include a minimum of 120,000 feet of surface and underground diamond drilling.

Update on F2 ‘Step-Out’ Drilling

In recent releases (October 21 and October 30), encouraging gold intercepts were reported from beyond the main F2 Zone (referred to in this release as ‘step-out drilling’). Complete assays have been received for all outstanding samples from barge-based step-out drilling. These results are summarized in Table 1, below, (new results denoted by an asterisk) which also includes recently received assays from land-based drilling.

The highlight of the drilling is a bonanza high-grade gold intercept of 91.91 oz/ton gold over 1.6 feet (3151.1g/t over 0.5 metres) in a new target area approximately 1020 feet (310 metres) west-southwest of the F2 core zone (see location map in Figure 1). Step-out drilling confirms the presence of a permissive environment for F2-style high-grade gold mineralization over a wide area which extends well beyond the current F2 core area of drilling. Additional step-out drilling is currently being carried out from land-based set-ups (see Figure 1) and further drilling is planned in the New Year.

A compilation of significant F2 core zone drill results is provided in Table 2. This table also includes recently received final infill assays from two holes (F2-35 and F2-35W1) located within the core F2 Zone (denoted by asterisks).

PLANNED 2009 EXPLORATION PROGRAMS

1. F2 Zone Underground and Surface Drilling

The core F2 Zone (Figure 1) has been tested by 35 drill holes to date. These have identified significant gold mineralization which extends from the bedrock interface over 3600 feet vertically and 1181 feet laterally (1101 metres by 360 metres) and includes bonanza and high-grade gold intercepts such as 26.0 oz/ton over 6.6 feet and 10.55 oz/ton over 5.9 feet and 1.24 oz/ton over 36.1 feet. As well, broad zones of gold mineralization including 0.47 oz/ton over 23.0 feet, 0.40 oz/ton over 19.7 feet and 0.57 oz/ton over 14.8 feet have been intercepted (see news releases dated March 12, 2008 through October 30th, 2008).

Subject to receipt of permits, Rubicon plans to extend the current Phoenix exploration shaft by 200 metres (to a depth of 350 metres below surface) and carry out 250 metres of drifting from this level to provide drill access to the F2 Zone. Underground drill stations will allow for better access to interpreted gold zones and, going forward, will require less total drill footage compared to drilling holes from surface. It will also provide a base for continuous drilling and future development should results warrant. It is planned to carry out a minimum of 66,000 feet (20,000 metres) of underground drilling from the 350 metre level, supplemented by up to 20,000 feet (6000 metres) of surface drilling directed at shallower parts of the F2 Zone amenable to surface exploration.

The objectives of the drilling are:

1)
To carry out close-spaced drilling (25 metre centres or less) in parts of the F2 Zone centred around 1150 feet (350 metres) below surface in order to better understand gold distribution and continuity.

2)	To infill drill deeper parts of the F2 Zone between current wide-spaced intercepts in order to improve interpretation prior to more detailed drilling in these areas.

3)	To test for extensions of the F2 Zone beyond its current known extents.

2. Other Surface Drilling

The F2 Zone occurs within an extensive, 5,000-foot long (1500 metres) target area which is defined by a geophysical (Titan24) anomaly. Step-out drilling to date within this target area, supplemented by results in this release, confirms the presence of a permissive gold environment that extends well beyond the current limits of the F2 Zone itself. Surface drill programs, commencing in January 2009 will continue to test this Titan24 anomaly in order to identify new zones for possible detailed follow-up drilling from surface or underground. Approximately 32,800 feet (10,000 metres) of drilling is planned for this area.

In addition, the Titan24 survey and existing geological compilations have identified several priority target areas on other parts of the five kilometre-long Phoenix property. These will be tested by up to 13,000 feet (4,000 metres) of surface drilling. Surface programs will shut down shortly for the Christmas break and are expected to re-commence in mid January, 2009.

“Given the presence of our existing shaft, partially complete mill complex and the significant high-grade intercepts recorded to date, we believe the Phoenix Gold Project is uniquely positioned to advance towards possible development without requiring excessive capital. In raising funds recently, we were able to ensure our aggressive plans will be carried out through 2009 despite challenging market conditions. We look forward to advancing the project in 2009 and expect another drill-focused year with substantial news flow,” stated David Adamson, President and CEO.

TABLE 1: Step-out Drilling Results
Hole Number	Gold (g/t)	Metres	Gold (oz/ton)	Feet
F2-28	6.5	1	0.19	3.3
F2-28	5.6	1	0.16	3.3
F2-30-W1	7.2	3.0	0.21	9.8
Incl.	8.0	2.6	0.23	8.5
F2-32*	13.8	1.0	0.40	3.3
F2-32	4.4	2.6	0.13	8.5
F2-33*	4.9	1.0	0.14	3.3
F2-33*	21.7	1.0	0.63	3.3
F2-33*	3.2	3.0	0.09	9.8
F2-33*	19.0	1.0	0.55	3.3
F2-33	5.2	9.0	0.15	29.5
Incl.	8.4	3.0	0.24	9.8
F2-33	3.7	16.0	0.11	52.5
Incl.	7.0	3.0	0.20	9.8
F2-36*	4.8	3.0	0.14	9.8
Incl.	10.6	1.0	0.31	3.3
F2-36*	2.7	4.5	0.08	14.8
Incl.	3.7	2.5	0.11	8.2
And	9.9	0.5	0.29	1.6
F2-36*	3.7	4.7	0.11	15.4
incl.	3.8	2.9	0.11	9.5
F2-37*	13.3	1.5	0.39	4.9
incl.	22.1	0.5	0.64	1.6
F2-38*	22.7	1.0	0.66	3.3
F2-39*	3151.1	0.5	91.91	1.6
*new gold assays received for step-out holes
Permitting update

Rubicon expects to receive permits to dewater and access the existing shaft by the end of 2008 and anticipates submitting a Closure Plan to the Government of Ontario by the end of 2008. Permitting receipt, shaft dewatering and deepening is expected to commence in the first half of 2009.

Rubicon Minerals Corporation is an exploration company with approximately $23 million in cash, focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 29% of the issued shares of the company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Hole Number	Gold (g/t)	Metres	Gold (oz/ton)	Feet
F2-01	8.4	4.5	0.25	14.8
F2-01	6.8	11.0	0.20	36.1
Incl.	61.5	1.0	1.79	3.3
F2-02	5.4	10.3	0.16	33.8
Incl.	12.1	3.3	0.35	10.8
F2-02	22.9	1.0	0.67	3.3
F2-03	16.8	1.0	0.49	3.3
F2-02	36.0	1.0	1.05	3.3
F2-02	3.3	28.0	0.10	91.8
F2-02	5.1	9.0	0.15	29.5
F2-03	283.2	1.0	8.26	3.3
F2-04	21.5	0.5	0.63	1.6
F2-04	3.7	5.3	0.11	17.4
F2-04	13.9	2.0	0.41	6.6
Incl.	22.4	1.0	0.65	3.3
F2-04	7.3	3.0	0.21	9.8
F2-05	7.6	2.0	0.22	6.6
F2-05	6.0	17.0	0.18	55.8
Incl.	42.6	0.5	1.24	1.6
And	14.5	0.5	0.42	1.6
And	15.8	1.0	0.46	3.3
F2-05	12.1	2.0	0.35	6.6
Incl.	36.1	0.5	1.05	1.6
F2-06	49.0	0.8	1.43	2.5
F2-06	20.0	0.5	0.58	1.6
F2-06	4.9	8.5	0.14	27.9
Incl.	10.7	1.0	0.31	3.3
F2-06	19.4	4.5	0.57	14.8
Incl.	119.8	0.5	3.49	1.6
F2-06	15.4	1.0	0.45	3.3
F2-07	19.6	1.0	0.57	3.3
F2-07	73.2	3.0	2.14	9.8
F2-07	15.1	1.0	0.44	3.3
F2-07	3.5	16.0	0.10	52.5
Incl.	23.0	0.5	0.67	1.6
And	18.8	0.5	0.55	1.6
F2-07	16.0	7.0	0.47	23.0
Incl.	21.0	5.0	0.61	16.4
F2-07	24.4	17.0	0.71	55.8
Incl.	36.5	8.0	1.06	26.2
F2-08	4.2	24.0	0.12	78.7
Incl.	15.8	2.0	0.46	6.6
F2-08	42.4	11.0	1.24	36.1
F2-09	10.0	3.5	0.29	11.5
Incl.	53.1	0.5	1.55	1.6
F2-09	28.7	15.5	0.84	50.8
Incl.	52.6	7.4	1.53	24.3
F2-10	19.5	1.0	0.57	3.3
F2-10	68.4	0.6	2.00	2.0
F2-10	43.0	1.0	1.25	3.3
F2-10	13.9	3.0	0.41	9.8
F2-10	17.7	2.0	0.52	6.6
F2-10	8.3	30.0	0.24	98.4
Incl.	16.2	4.0	0.47	13.1
And	48.2	0.5	1.41	1.6
And	216.1	0.5	6.30	1.6
F2-10	56.5	0.5	1.65	1.6
F2-10	20.2	0.5	0.59	1.6
F2-10	77.8	0.5	2.27	1.6
F2-11	20.2	0.5	0.59	1.6
F2-11	3.0	12.1	0.09	39.7
F2-11	25.7	1.6	0.75	5.2
Incl.	40.3	1.0	1.18	3.3
F2-12	4.3	4.0	0.13	13.1
F2-13	4.7	5.0	0.14	16.4
F2-14	6.9	7.0	0.20	23.0
Incl.	15.2	2.0	0.44	6.6
F2-14	26.4	0.9	0.77	2.8
F2-14-W1	5.7	4.0	0.17	13.1
F2-14-W1	2.5	7.0	0.07	23.0
F2-15	3.4	9.0	0.10	29.5
F2-15-W1	7.5	3.7	0.22	12.0
Incl.	17.6	1.3	0.51	4.1
F2-15-W1	19.1	1.0	0.56	3.3
F2-15-W1	3.4	9.0	0.10	29.5
F2-16	3.7	3.2	0.11	10.5
F2-16	3.0	16.1	0.09	52.8
F2-17	62.0	1.0	1.81	3.3
Incl.	117.7	0.5	3.43	1.6
F2-17	3.1	6.8	0.09	22.3
F2-17-W3	70.4	0.5	2.05	1.6
F2-19	361.7	1.8	10.55	5.9
Incl.	811.4	0.8	23.67	2.6
F2-19	58.8	2.1	1.72	6.9
Incl.	240.4	0.5	3.55	3.3
F2-20	12.6	1.0	0.37	3.3
F2-20	7.4	4.0	0.21	13.1
Incl.	12.0	2.0	0.35	6.6
F2-21	9.1	8.6	0.27	28.2
Incl.	97.9	0.5	2.85	1.6
F2-21	64.2	0.5	1.87	1.6
F2-21	18.9	1.0	0.55	3.3
F2-21	17.0	2.5	0.50	8.2
Incl.	41.4	1.0	1.21	3.3
F2-21	5.2	6.0	0.15	19.7
Incl.	35.8	0.5	1.04	1.6
F2-21	14.2	1.5	0.41	4.9
Incl.	19.6	1.0	0.57	3.3
F2-21	6.1	5.0	0.18	16.4
F2-21	10.2	2.6	0.30	8.5
Incl.	33.7	0.6	0.98	2.0
F2-21	13.8	2.7	0.40	8.7
F2-22	29.6	0.5	0.86	1.6
F2-22	5.6	50.7	0.16	166.3
Incl.	13.6	6.0	0.40	19.7
And	106.4	0.5	3.10	1.6
Incl.	32.9	1.0	0.96	3.3
Incl.	12.2	2.0	0.36	6.6
F2-22	17.1	0.5	0.50	1.6
F2-22	21.6	3.0	0.63	9.8
Incl.	53.3	1.0	1.55	3.3
F2-24	9.2	7.4	0.27	24.3
Incl.	31.6	1.0	0.45	11.2
F2-24	4.4	7.0	0.13	23.0
Incl.	22.9	1.0	0.17	16.4
F2-25	21.4	1.0	0.62	3.3
F2-25	6.4	5.0	0.19	16.4
Incl.	13.5	2.0	0.39	6.6
F2-25	17.1	1.0	0.50	3.3
F2-25	13.8	2.0	0.40	6.6
F2-29	891.1	2.0	25.99	6.6
F2-29	109.8	0.5	3.20	1.6
F2-29	3.7	8.0	0.11	26.2
Incl.	22.6	1.0	0.66	3.3
F2-29	8.1	2.0	0.24	6.6
F2-29	13.9	1.2	0.40	3.9
F2-29	5.1	5.3	0.15	17.4
F2-29	4.1	16.2	0.12	53.0
Incl.	10.4	2.2	0.30	7.2
F2-35*	16.8	1.8	0.49	5.9
F2-35	41.9	2.2	1.22	7.1
Incl.	69.8	1.0	2.04	3.3
F2-35	391.3	0.5	11.41	1.6
F2-35*	6.9	5.7	0.20	18.7
Incl.	34.6	0.5	1.01	1.6
F2-35-W1*	4.6	2.0	0.13	6.6
F2-35-W1*	5.6	3.0	0.16	9.8
*new gold assays received

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programswhich are dependent on receiving permits from various governmental agencies..

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. . Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

The description of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.